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KEVIN F. CAHILL
kevin.cahill@dechert.com
+1 949 442 6051 Direct
+1 949 681 8646 Fax

July 19, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Keith Gregory

Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467) (the “Registrant” or “Trust”)

Dear Mr. Gregory:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 44 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 44 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) under the 1933 Act on May 18, 2018. The Registration Statement contains information about the six series of the Trust (the “Funds”). The SEC staff’s comments were provided by you to Kevin Cahill and Jonathan Massey of Dechert LLP in a telephonic discussion on July 2, 2018.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 44, unless otherwise noted. Unless otherwise specified, the SEC staff’s comments generally apply to the registration-statement disclosures for each Fund (as applicable). Summaries of the SEC staff’s comments, followed by the related responses of the Registrant, are set forth below:

Prospectus – Causeway International Value Fund:

Principal Investment Strategies (Item 4)

1.	Comment: Please disclose any sectors, regions or countries in which the Fund principally invests. In addition, if applicable, include any related principal risk factors in the principal risks section. For example, we note that the Fund’s most recent N-CSR report indicates that the Fund invested 33.5% of its portfolio in securities of United Kingdom companies.

Response: The Registrant acknowledges the SEC staff’s comment and respectfully believes that the Fund’s current disclosure accurately reflects the principal investment strategies of, and the principal risks associated with, investing in the Fund. The Fund discloses that it “invests at least 80% of its total assets in stocks of companies in a number of foreign countries.” The Registrant notes that the Fund does not target specific sectors, regions or countries; rather, the Investment Adviser selects investments for the Fund using the bottom-up process described in the Fund’s principal-investment-strategies section of the prospectus. The Registrant also notes that the Fund’s prospectus discloses that “[t]he Fund may invest in companies of any market capitalization, and is not required to invest a minimum amount and is not limited to investing a maximum amount in companies in any particular country.” Accordingly, the Fund’s exposure to a particular country is a residual outcome of its bottom-up process and may vary over time. The Registrant believes that its current disclosure addressing risks of investing in foreign securities, as well specific risks raised by Brexit, accurately reflects the risks associated with the Fund’s principal investment strategy.

2.	Comment: In the description of how the Fund determines a company’s country, please delete, “its stock exchange listing” and replace this phrase with “the stock exchange where its securities are principally traded.” We note that a company’s securities may be traded on multiple exchanges or a stock exchange that is located in one or more countries. See Rule 35d-1 (Names Rule) adopting release, at footnote 24.

Response: The Registrant has revised the relevant disclosure to delete “its stock exchange listing” and replace this phrase with “the stock exchange where its securities are principally traded.”

3.	Comment: This section of the Prospectus states, “[q]uantitative screens narrow the universe of investment candidates by applying market capitalization and valuation screens.” Please disclose the starting universe of investments before quantitative investment screens are applied. For example, from what universe of securities does the Adviser begin with and then apply quantitative and/or fundamental screens to determine portfolio investments.

Response: The Registrant has revised the relevant disclosure to disclose the starting universe of investments before quantitative investment screens are applied.

Principal Investment Risks (Item 4)

4.	Comment: For clarity and ease of investor understanding, please consider adding captions for each separate risk factor as is done in the corresponding risk section in Item 9 of the Prospectus.

Response: The Registrant has revised the relevant disclosure to include relevant captions in each Fund’s Item 4 risk disclosure.

5.	Comment: We note that the Fund’s principal investment strategies should have corresponding principal risk factors. Accordingly, please consider including the following:

(a) Model and data risk, i.e., risks related to the use of the Fund’s proprietary quantitative risk model;

(b) Risks related to dividend paying stocks, i.e. the risks related to the Fund’s investment of a majority of its assets in dividend paying stocks, which include: (i) the risk that dividend stocks may fall out of favor with investors and underperform relative to other types of investments during certain periods; (ii) the risk that companies may reduce dividends or stop paying dividends entirely; (iii) the price of dividend stocks may decline as interest rates increase; and

(c) Separate risks related to investing in securities of small-, mid- and large-capitalization companies.

Response: The Registrant has revised the relevant disclosure to include additional risk disclosure related to dividend paying stocks. With respect to model and data risk, the Registrant respectfully believes that the “Quantitative Analysis Risk” included in Item 9 accurately reflects relevant model and data risks related to investments in the Fund and that Item 9 is the appropriate location for such disclosure for this Fund. Nevertheless, a reference to the use of quantitative screens has been added to the “Market and Selection Risk” disclosure. With respect to the suggestion to include separate risks related to investing in securities of small-, mid- and large-capitalization companies, the Fund respectfully believes that the “Small Cap Risk” and “Market and Selection Risk” disclosures included in Item 9 accurately reflect risks related to the Fund’s investments in securities of small-, mid- and large-capitalization companies and that Item 9 is the appropriate location for such disclosure for this Fund.

6.	Comment: We note that the benchmark index of the Fund, as well as the benchmark indices of certain other Funds, include large- and mid-cap companies as well as small-cap companies, as of the most recent quarter end (e.g. the MSCI Emerging Markets Index and the MSCI World Index). Please include related risk factors for relevant Funds, if accurate.

Response: The Registrant notes that the Fund does not seek to track its benchmark and, as noted in response to comment #5, respectfully believes that the Fund’s current disclosure accurately reflects the principal risks associated with investing in the Fund.

Performance – Bar Chart

7.	Comment: Consistent with Item 4(b)(2)(ii) of Form N-1A, please provide the Fund’s returns as the most recently available calendar quarter end in a footnote to the bar chart, as the Fund’s fiscal year is not a calendar year.

Response: The Registrant has revised the relevant disclosure to include recent performance information consistent with Item 4(b)(2)(ii) of Form N-1A.

Prospectus – Causeway Global Value Fund:

Performance – Table

8.	Comment: The current format of the caption “Since Inception” is potentially confusing. Please reformat so that the “Since Inception” caption and related date for each share class are on separate lines, directly above the returns of the relevant share class.

Response: The Registrant has revised the relevant disclosure to reformat the table, as requested.

Prospectus – Causeway Emerging Markets Fund:

Fee Table

9.	Comment: We note that the Fund may invest in exchange-traded funds (ETFs) as part of its principal investment strategy. In accordance with Instruction 3(f) to Item 3 of Form N-1A, if acquired fund fees and expenses (AFFE) will exceed 0.01% of the average net assets of the Fund, please include a line item in the fee table for AFFE. (Apply to all Funds, as applicable.)

Response: The Registrant notes that AFFE for this Fund is less than 0.01% per annum, and thus the line item has not been added to the fee table for this Fund. In addition, the Registrant confirms that, in accordance with Instruction 3(f) to Item 3 of Form N-1A, for any Fund the AFFE of which exceeds 0.01% per annum of the average net assets of the Fund, such Fund will include a line item in the fee table for AFFE.

Principal Investment Strategies (Item 4)

10.	Comment: Please disclose the “other investments” in which the Fund may invest as part of its 80% Names Rule policy and any corresponding risk factors.

Response: The Registrant notes that the sentence immediately following the sentence disclosing the Fund’s 80% Names Rule policy clarifies the types of instruments in which the Fund generally invests. This sentence states “Generally these investments include common stock, preferred and preference stock, depositary receipts, and exchange-traded funds that invest in emerging markets.” The Registrant respectfully believes that the Fund’s current disclosure accurately reflects the types of instruments in which the Fund invests.

11.	Comment: Please disclose whether the Fund includes derivative instruments when calculating compliance with its 80% Names Rule policy. If so, please supplementally confirm that the fund will value such derivatives at market value for the purposes of compliance with Rule 35d-1. Please note that the staff’s position is that a derivative instrument’s market value should be used when including and counting the derivative instrument for the purposes of compliance with a fund’s 80% Names Rule policy.

Response: The Registrant respectfully notes that the Fund’s SAI discloses that:

For purposes of evaluating whether at least 80% of the Emerging Markets Fund’s investments are in companies in emerging markets, investments . . . in futures contracts are not considered to be investments in countries or emerging markets for purposes of the Emerging Markets Fund’s country and emerging markets limits. [See pp. 14-15 of SAI.]

In addition, the Registrant supplementally confirms that in the event that the Fund were to count derivative instruments in which it invests (i.e. futures contracts) towards the 80% Names Rule test, the Fund would value such instruments at market value for purposes of determining compliance with this test.

12.	Comment: This prospectus indicates that the Fund may use futures contracts to obtain exposures to emerging markets for efficient cash management “or other reasons.” Pursuant to prior staff guidance, the Fund should disclose the specific purpose for which derivatives will be used. See SEC staff guidance regarding derivatives related disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please revise to delete the reference to “for other reasons” or disclose any other purposes for which futures contracts may be used by the Fund.

Response: The Registrant has revised the relevant disclosure to clarify the reasons why futures contracts may be used by the Fund.

13.	Comment: The prospectus indicates that “the Fund may invest up to 10% of total Fund assets in companies in less developed emerging markets not included in the EM Index.” Please list these countries and/or reference a relevant index in which they might be included, e.g. the MCSI Frontier Markets Index. In addition, we note that similar disclosure appears in Causeway International Opportunities Fund’s prospectus. Please also include any additional corresponding risk factors related to such investments.

Response: The Registrant has revised the relevant disclosure to clarify that the less developed emerging markets not included in the EM Index in which the Fund may invest consist of countries included in the MCSI Frontier Markets Index and countries with similar economic characteristics.

Prospectus – Causeway International Opportunities Fund:

Fee Table

14.	Comment: Please supplementally confirm that the expense limit agreement will be in place for no less than one year from the effective date of the Registration Statement.

Response: The Registrant confirms that the expense limit agreement will be in place for no less than one year from the effective date of the Registration Statement.

15.	Comment: Please supplementally confirm whether expenses may be recouped under the expense limit agreement. If so, please disclose the relevant features of the recoupment provision in either a footnote to the fee table or in prospectus disclosure related to Item 10 of Form N-1A.

Response: The Registrant confirms that the Adviser will not have the ability to recoup waived fees or reimbursed expenses under the Expense Limit Agreement.

16.	Comment: With respect to the “Emerging Markets Portfolio” disclosure, please revise the relevant disclosure to clarify what “other investment” refers to in the phrase “other investments that are tied economically to emerging markets.” For example, does this refer to fixed income investments, and if so, are these investments denominated in local currency or US dollars; or, does this disclosure refer to derivative instruments or another type of investment?

Response: The Registrant notes that the sentence immediately following the sentence disclosing what type of investments make up the Fund’s emerging markets portfolio clarifies the types of instruments in which the Fund generally invests. The sentence states, “Generally these investments include common stock, preferred and preference stock, depositary receipts, and exchange-traded funds that invest in emerging markets.” The Registrant respectfully believes that the Fund’s current disclosure accurately reflects the types of instruments in which the Fund invests.

17.	Comment: Please update the December 31, 2017 figures for the ACWI ex USA Index, as of the most recent calendar-quarter ended (or other recent period end).

Response: The Registrant has updated the relevant disclosure as of the most recent calendar-quarter ended.

Prospectus – Causeway Global Absolute Return Fund:

Portfolio Turnover

18.	Comment: Please clarify in the disclosure the percentage increase in the Fund’s portfolio turnover rate during the most recent fiscal year relating to the Fund’s exposures obtained through swap agreements. If the swap agreements had no effect on the Fund’s portfolio turnover rate, please delete the disclosure which states “although its exposures obtained through swap agreements, described below, did change during the period.”

Response: The Registrant confirms that the Fund’s portfolio turnover rate, as calculated consistent with relevant instructions to Form N-1A, is 0%. However, the Registrant believes it is important to disclose to investors that although turnover was 0%, the Fund entered into and changed exposures to stocks under swap agreements during the period. Disclosing 0% turnover could cause investors to assume that the Fund engaged in no portfolio transactions during the period and therefore did not incur any related portfolio transaction costs. The Registrant acknowledges the staff’s comment that this disclosure could be rephrased to be clearer for investors. Accordingly, the Fund has deleted the phrase, “although its exposures obtained through swap agreements, described below, did change during the period” and replaced it with, “although the Fund did engage in portfolio transactions through swap agreements during the period, as described below.”

Principal Investment Strategies (Item 4)

19.	Comment: We note that the disclosure in the paragraph beginning with “[t]he dollar amount of the Fund’s long exposures . . .” is written in complex technical terms that will not be readily or easily understood by the average or typical investor. Please revise this paragraph to use plain English. In particular, we draw your attention to: (1) the disclosure addressing why the Fund will have low or no correlation to the World Index; (2) the references to dollar amount of the Fund’s long exposures generally being within plus or minus 10 percentage points of the dollar amount of its short exposures; and (3) the discussion of hedging the swap exposure of the long and short portfolios.

Response: The Registrant acknowledges the staff’s comments and has revised the relevant disclosure to more clearly communicate the same investment strategies and methods in plain English.

20.	Comment: In the middle of the same paragraph, please revise the disclosure that references that Fund’s benchmark index to clarify how the Fund’s benchmark relates to the Fund’s principal investment strategies that are discussed in this paragraph.

Response: The Registrant acknowledges the staff’s comments and has removed the sentence that references that Fund’s benchmark index from the Fund’s principal investment strategies disclosure section. The Registrant notes that the Fund’s benchmark index and related returns continue to be disclosed in the performance table, in accordance with the relevant instructions to Item 4(b)(2) of Form N-1A.

21.	Comment: With respect to the discussion of the Fund’s long portfolio, the first paragraph under the caption “What are the Fund’s principal investment strategies” indicates that the Fund will generally take long and short exposures to common and preferred stocks by entering into one or more total return swap agreements. The disclosure in the same paragraph further indicates that while the Fund is permitted to take direct long and short positions, the Fund does not currently intend to directly purchase or sell securities or directly hold short positions in securities. The disclosures adjacent to the caption “Long Portfolio,” however, indicates that “the long portfolio of the Fund primarily takes long positions in common stocks of US and non-US companies including emerging markets,” which suggests direct investment. Please revise the relevant disclosure in this section to clarify or remove any apparent inconsistencies.

Response: The Registrant has revised the relevant disclosure, as requested.

22.	Comment: Our comment above also applies to similar disclosure related to the Fund’s short portfolio in this section. Please review the relevant disclosure in this section and revise to address any apparent inconsistencies that could be potentially confusing to investors.

Response: The Registrant has revised the relevant disclosure, as requested.

23.	Comment: With respect to disclosure under the caption “Swap Agreement Financing Charges and Transaction Costs,” please move this disclosure to Item 9 or the SAI as it does not appear to describe a principal investment strategy of the Fund. The same comment also applies to the disclosure under the caption “Periodic Settlement of Swap Agreements.”

Response: The Registrant has moved these sub-sections to Item 9.

24.	Comment: Please delete the sentence, “[t]he Fund’s Statement of Additional Information (“SAI”) discusses how the Investment Adviser determines a company’s country.” Instead, as is disclosed for the other Funds in their prospectuses, please expressly describe here how the Fund determines whether an investment is economically tied to a particular country.

Response: The Registrant has revised the relevant disclosure to directly describe how the Fund determines whether an investment is economically tied to a particular country in this section.

Principal Investment Risks (Item 4)

25.	Comment: In the discussion of swap agreement risks, please clarify whether the swaps in which the Fund invests are over the counter (OTC) or exchange traded.

Response: The Registrant has revised the relevant disclosure to clarify that the swaps in which the Fund invests are OTC.

26.	Comment: Please add disclosure to address any risks to the Fund due to the fact that the counterparty’s obligation to the Fund under relevant swap agreements may not be collateralized.

Response: The Registrant has added additional language to relevant risk disclosure related to swap agreements.

27.	Comment: Please supplementally explain why the Fund has entered into swap agreements where the counterparty’s obligations to the Fund under the swap agreement would likely not be collateralized.

Response: The Registrant notes that the prospectus discloses that “the swap counterparty’s obligations to the Fund likely will not be collateralized.” Rather than receiving collateral from the swap counterparty, the Fund instead currently settles swap positions at least monthly, and potentially more frequently, so that the value of (that is, the net gain under) any swap agreements when they are “in the money” with the counterparty will not exceed 5% of the Fund’s total assets. As stated in the Prospectus, “periodically settling a swap position is intended to limit counterparty risk.” The Fund believes that settling swap agreements to limit counterparty exposure to 5% of total assets is a more efficient and effective risk control than receiving collateral from the swap counterparty. In a “settlement” or “re-set” of the Fund’s swap agreements, the amounts owing under all underlying notional positions are totaled and the net amount owing by the “out of the money” party is paid to the other party, thereby “zeroing out” all outstanding obligations under the swap agreements and eliminating all counterparty exposure.

Prospectus – Causeway International Small Fund:

28.	Comment: Please apply all relevant comments above to this Fund, as applicable.

Response: The Registrant confirms that its response to relevant comments above also apply to this Fund and any associated disclosure changes have also been made to this Fund’s prospectus.

Principal Investment Strategies (Item 4)

29.	Comment: Please update the December 31, 2017 market capitalization figures related to the Small Cap Index, as of the most recent calendar-quarter ended (or other recent period end).

Response: The Registrant has updated the relevant disclosure as of the most recent calendar-quarter ended.

Prospectus – All Funds:

Fund Details – Principal Investment Strategies (Item 9)

30.	Comment: Please apply all comments given in the summary section for each Fund to disclosures in the prospectus that respond to Item 9 of Form N-1A. We note that Item 9 disclosure should generally include a more detailed description of the relevant principal investment strategies and principal risks, compared to the related descriptions included in the summary prospectus.

Response: The Registrant confirms that it has applied all comments above (and related disclosure changes) given in the summary section for each Fund to Item 9 disclosure in the prospectus, as applicable.

31.	Comment For consistency and accuracy, please replace references to “primary investment strategies” with “principal investment strategies.”

Response: The Registrant has replaced references to “primary investment strategies” in the prospectus with “principal investment strategies,” as requested.

Fund Details – Information about Each Fund’s Index

32.	Comment: Please supplementally confirm that the description of each Fund’s index is current as of the most recently available date; or, alternatively, revise the disclosure in this section, as applicable.

Response: The registrant confirms that the description of each Fund’s index is current as of the most recently available date.

Fund Details – A Note about Calculations

33.	Comment: This section of the prospectus describes how “total assets” are calculated for the Global Absolute Return Fund. Please consider also disclosing what the phrase “total assets” means for the other Funds. For example, if it means net assets plus borrowings for investment purposes, please so indicate.

Response: The Registrant notes that this section is specific to how the Global Absolute Return Fund’s investment in swap agreements impacts certain terms as they apply to the Global Absolute Return Fund. The Registrant does not believe that providing the common definition of “total assets” with respect to the other Funds would provide additional useful information to investors. Accordingly, the Registrant respectfully has not added the suggested additional definitions. For clarity, the Registrant has revised the title of this sub-section to “A Note about Calculations for the Global Absolute Return Fund.”

Fund Details – Principal Risks (Item 9)

34.	Comment Please review the principal risks disclosed in each Fund’s summary prospectus and ensure that such risks are also disclosed in the Item 9 section of the Funds’ statutory prospectus.

Response: The Registrant has reviewed the risk included in the Funds’ Item 4 and Item 9 disclosures and made conforming revisions, as applicable, to address the comment above.

Information about Portfolio Holdings and Exposures

35.	Comment: In the disclosure above the “Management of the Funds” discussion, the prospectus includes certain disclosure related to exchange-traded managed funds (ETMFs). Please move this disclosure to the SAI. We do not believe that this ETMF disclosure is directly relevant to the Funds and appropriate for the prospectus.

Response: The Registrant respectfully believes that the fact that ETMFs managed by the Investment Adviser using substantially similar strategies to the International Value Fund and Global Value Fund disclose certain portfolio information (as described in this section) on a daily basis rather than on a lagged or delayed quarterly basis is relevant and useful information for investors in these Funds, and should therefore be retained in the prospectus.

How to Sell Fund Shares

36.	Comment: Consistent with Item 11(c)(7)(ii) of Form N-1A, please clarify the number of days in which the Fund typically expects to pay redeeming shareholders. If the timing varies depending upon the method of payment, please indicate the estimated number of days or range of days for each method.

Response: The Registrant respectfully believes that the current disclosure in the sub-section of the prospectus titled “Receiving Your Money” accurately responds to the relevant instructions to Item 11(c)(7)(ii) of Form N-1A.

Redemptions in Kind

37.	Comment: Please also disclose that securities redeemed in kind will be subject to market risk until sold.

Response: The Registrant has revised the relevant disclosure to indicate that securities redeemed in kind will be subject to market risk until sold.

Statement of Additional Information (SAI) – All Funds:

38.	Comment: Please update the SAI to: (1) be responsive to Items 17 through 20 of Form N-1A; and (2) to reflect updated figures as of the dates specified by relevant Form N-1A instructions with respect to either fiscal or calendar years, as applicable.

Response: The Registrant has updated Items 17 through 20 of Form N-1A, as well as relevant figures in the SAI in accordance with relevant Form N-1A instructions.

*        *        *

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin F. Cahill
Kevin F. Cahill